                                                                   Exhibit 99.26

Q&A

1. If my Partnership votes for the Merger, what will I receive in exchange for my Partnership Unit?

     If your Partnership votes to approve the Merger and the Merger is consummated, all of the Limited Partners in your Partnership will receive units of limited partnership interest in the Operating Partnership ("OP Units"). Each OP Unit is intended to be the economic equivalent of a Host REIT Common Share.

     You can elect, either during the solicitation period or at any time during the 15 trading days following the closing of the Merger (the "Election Period"):

     . Common Share Election: to exchange the OP Units that you would receive in the Merger for an equal number of Host REIT Common Shares, or

     . Note Election: to exchange the OP Units that you would receive in the Merger for a Note issued by the Operating Partnership (see the Answer to Question ___ below).

     If you elect to retain the OP Units issued to you in the Merger, you will have the right, beginning one year after the Merger, to exchange your OP Units at any time for either Common Shares of Host REIT, on a one-for-one basis, or cash in an amount equal to the market value of such shares, at the election of Host REIT (the "Unit Redemption Right").

     The following table sets forth for each Partnership, on a per Partnership Unit basis, the estimated Exchange Value for that Partnership and the estimated dollar amount of the Note that would be issued to a Limited Partner electing to receive a Note. (For a description of how these amounts were determined, see the Answers to Questions ___ and ____ below).

                                Estimated     Estimated Principal
        Partnership           Exchange Value    Amount of Note
-----------------------------------------------------------------
Atlanta Marquis                  $45,425             $36,340
Chicago Suites                   $33,133             $31,149
Desert Springs                   $40,880             $32,704
Hanover                         $123,202             $98,562
MDAH                            $109,216             $98,343
MHP                             $141,074            $124,261
MHP II                          $237,334            $205,140
PHLP                              $5,040              $4,032

     The number of OP Units that you will receive in the Merger will be determined by dividing the Exchange Value for your Partnership Interest by the average closing price on the New York Stock Exchange for the Host REIT Common Shares for the first 20 trading days following the Merger (but that price would not be greater than $15.50 or less than $9.50). Your OP Units, Host REIT Common Share or Note, as applicable, will be issued to you promptly after this determination is made.

     The following table sets forth for each Partnership (on a per Partnership Unit basis) the estimated minimum number of OP Units and the estimated maximum number of OP Units, and the number of OP Units that would be issued at the midpoint between the minimum and maximum, each computed based upon the estimated Exchange Values.

                                    ESTIMATED             ESTIMATED             ESTIMATED
                                     MINIMUM              NUMBER OF              MAXIMUM
                                    NUMBER OF          OP UNITS AT THE          NUMBER OF
                                     OP UNITS            MIDPOINT (1)           OP UNITS
                               ($15.50 PER OP UNIT)  ($12.50 PER OP UNIT)  ($9.50 PER OP UNIT)
---------------------------------------------------------------------------------------------
ATLANTA MARQUIS                        2,931                3,634                4,782
CHICAGO SUITES                         2,138                2,651                3,488
DESERT SPRINGS                         2,637                3,270                4,303
HANOVER                                7,949                9,856               12,969
MDAH                                   7,046                8,737               11,496
MHP                                    9,102               11,286               14,850
MHP2                                  15,312               18,987               24,982
PHLP                                     325                  403                  531

---------------
(1) Assumes that the average closing price of Host REIT Common Shares for the 20 trading days following the Mergers is $12.50, the midpoint between the minimum price ($9.50) and the maximum price ($15.50)).

     For example, if the Merger closes on December 30, 1998, the Election Period would end on January 22, 1999, the period for determining the value of the Host REIT Common Shares would end January 29, 1999, and the OP Units (or Common Shares or Notes) would be issued to the Limited Partners on or about February 5, 1999.

2. How do I submit my vote with respect to the Merger? How would I exercise the election to receive Common Shares or a Note in connection with the Merger?

     You vote with respect to the Merger by fully completing the Consent Form ([color of paper] form) and returning the Consent Form to the Tabulation Agent, at the following address:

     Gemisys
     7103 South Revere Parkway
     Englewood, Colorado  80172
     (Postage Paid Envelope Enclosed) or

     VIA FACSIMILE
     1-800-xxx-xxxx

prior to 5:00 p.m., Eastern time, on the last day of the Solicitation Period, which will be December ___, 1998, unless extended by the General Partners and the Operating Partnership. You will receive a written notice if the Solicitation Period is extended.

     In order to vote in favor of the Merger, you must vote FOR the Merger and FOR the amendments to the partnership agreement. A vote AGAINST either the Merger or the amendments effectively will be a vote AGAINST the Merger.

     If you are Limited Partner in Atlanta Marquis, Chicago Suites, MDAH or PHLP and you either fail to return the Consent Form or return the Consent Form and abstain as to either matter, that action effectively will be a vote AGAINST the Merger.

     If you are a partner in MHP, MHP2, Hanover or Desert Springs and return the Consent Form but abstain as to either matter, that action also effectively will be a vote AGAINST the Merger; if you do not return the Consent Form, you will not be counted for purposes of determining whether the required majority of Limited Partners is present for purposes of having a vote to approve the Merger.

     If you want to elect to receive Common Shares or a Note, you need to complete an OP Unit Exchange Election Form (the [brown] form) and return it to the Tabulation Agent at any time prior to 5:00 p.m., Eastern time, on the fifteenth trading day following the Effective Date of the Mergers. You can return the OP Unit Election Form with your Consent Form, but you are not required to do so. In addition, you can submit an OP Unit Election Form even if you do not return a Consent Form or if you return a Consent Form but vote against the Merger.

   If you submit an OP Unit Exchange Election Form prior to the end of the Election Period, you are free up until the end of the Election Period to revoke any election made previously (and make a new election) so long as the Partnership receives written notice of such action prior to the end of the Election Period. Once the Effective Date of the Mergers has occurred, the Partnership will give you notice of when the Election Period will expire.

3. What are the benefits to me in participating in the Merger?

     The General Partners believe that the Mergers provide substantial benefits to the Limited Partners. Those benefits include:

     .  Liquidity

     .  Regular Quarterly Cash Distributions

     . Substantial Tax Deferral for Limited Partners Not Electing to Exchange OP Units for Common Shares or Notes

     .  Risk Diversification

     .  Reduction in Leverage and Interest Costs

     .  Growth Potential

     .  Greater Access to Capital

     .  Public Market Valuation of Assets


4.   What are the risks to me if I approve the Merger?

     The risk factors associated with the Mergers are described in several sections of the Consent Solicitation, including the "Summary Risk Factors," "Risk Factors," and "Conflicts of Interest." Some of these risk factors are:

     .  Substantial Benefits to Related Parties

     .  Absence of Arm's Length Negotiations

     .  Other Conflicts of Interest

     .  No Opportunity to Benefit from Crestline Common Stock

     .  Exchange Value May Not Equal Fair Market Value of the Partnerships'
        Hotels

     . Inability of Limited Partners Who Retain OP Units to Redeem OP Units for One Year

     .  Value of the Notes Will be Less than the Exchange Value

     .  Election of Common Shares or Notes is a Taxable Transaction

     . Cash Distributions May Exceed Cash Available for Distribution; Reduced Cash Distributions for Certain Limited Partners

     .  Timing of the REIT Conversion

     .  Fundamental Change in Nature of Investment

     .  Uncertainties as to the Size and Leverage of the Operating Partnership

     . Lack of Control over Hotel Operations and Non-Controlled Subsidiaries; Dependence upon Crestline and Marriott International

     . Requisite Vote of Limited Partners of Partnerships Binds All Limited Partners

     .  Inability to Obtain Third-Party Consents May Have a Material Adverse
        Effect

     .  Exposure to Market and Economic Conditions of Other Hotels

     .  No Limitation on Debt

     .  Ownership Limitations

     .  Effect of Subsequent Events upon Recognition of Gain

     . Sale of Personal Property May Result in Gain to Limited Partners in Certain Partnerships

     . Failure of Host REIT to Qualify as a REIT for Tax Purposes; Failure of the Operating Partnerships to Qualify as a Partnership for Tax Purposes

     .  Change in Tax Laws


5.   How was the estimated Exchange Value of a Partnership Unit determined?

     The method used for determining the estimated Exchange Value of a Partnership Unit is described in several sections of the Consent Solicitation, including the "Summary Determination of Exchange Values and Allocation of OP Units," "Risk Factors," and "Conflicts of Interest." In addition, there is an entire section, "Determination of Exchange Values and Allocation of OP Units," beginning on page __ of the Consent Solicitation with an overview. We encourage you to review this information as more fully described in the Consent Solicitation.

     The Exchange Value of each Partnership is equal to the greatest of its Adjusted Appraised Value, Continuation Value and Liquidation Value.

     Adjusted Appraised Value. The General Partners retained American Appraisal Associates, Inc. ("AAA") to determine the market value of the hotels owned by each of the Partnerships as of

March 1, 1998 ("Appraised Value"). The Adjusted Appraised Value of each Partnership equals the Appraised Value of its hotel(s) (adjusted as of the end of the "accounting period" ending not less than 20 days before the Mergers), adjusted for lender reserves, capital expenditure reserves, existing indebtedness (including a "mark to market" adjustment to reflect the market value of such indebtedness), certain deferred maintenance costs, deferred management fees and transfer and recordation taxes and fees.

     Continuation Value. The Continuation Value for each Partnership was arrived at through the use of estimates prepared by AAA for the Partnership of the discounted present value, as of January 1, 1998, of the limited partners' share of estimated future cash distributions and estimated net sales proceeds (plus lender reserves), assuming that the Partnership continues as an operating business for twelve years and its assets are sold at the end of 2009 for their then estimated market value.

     Liquidation Value. The Liquidation Value for Partnership is the General Partner's estimate of the net proceeds to limited partners resulting from the assumed sale of the Partnership's hotel(s) as of December 31, 1998, each at its Adjusted Appraised Value (after eliminating any "mark to market" adjustment and adding back the deduction for transfer and recordation taxes and fees, if any, made in deriving the Adjusted Appraised Value) less (i) estimated liquidation costs, expenses and contingencies equal to 2.5% of Appraised Value and (ii) prepayment penalties or defeasance costs, as applicable.

     The Exchange Value is the highest of the three valuations. The following table sets forth for each Partnership (on a per Partnership Unit basis) the estimated Adjusted Appraised Value, estimated Continuation Value, estimated Liquidation Value, and the resulting estimated Exchange Value.

                       ESTIMATED
                       ADJUSTED    ESTIMATED     ESTIMATED   ESTIMATED
                       APPRAISED  CONTINUATION  LIQUIDATION  EXCHANGE
                         VALUE       VALUE         VALUE       VALUE
----------------------------------------------------------------------
ATLANTA MARQUIS        $ 41,570    $ 45,425      $    402    $ 45,425
CHICAGO SUITES         $ 33,133    $ 24,184      $ 31,149    $ 31,133
DESERT SPRINGS         $ 40,880    $ 33,536      $ 27,617    $ 40,880
HANOVER                $123,202    $ 98,090      $ 88,474    $123,202
MDAH                   $109,216    $ 89,340      $ 98,343    $109,216
MHP                    $140,032    $141,074      $124,261    $141,074
MHP2                   $237,334    $211,263      $205,140    $237,334
PHLP                          0    $  5,040             0    $  5,040

     As described above in the answer to Question 1, the number of OP Units that you will receive as a result of a Merger (or Host REIT Common Shares if you elect to receive Common Shares in connection with the Merger) will be determined based upon the final Exchange Value for your Partnership Interest (which will be determined prior to the closing of the Mergers) and the average closing price for Host REIT Common Shares on the New York Stock Exchange for the 20 trading days following the Merger (but in no event will it be less than $9.50 or greater than $15.50 per OP Unit). This pricing mechanism has the effect of fixing the minimum and maximum number of OP Units to be issued in the Mergers.

     The General Partners believe the value of the OP Units allocable to the Limited Partners in each Partnership on the basis of the Exchange Value established for that Partnership represents fair consideration for the Partnership Interests held by the Limited Partners in that Partnership and is fair from a financial point of view.

6.   What will the federal income tax effect of this transaction be for me?

     The Mergers are not expected to result in the immediate recognition of taxable income or gain by an "original" Limited Partner (i.e., a Limited Partner who purchased his Partnership Interest at the time the Interests were originally offered for purchase and who has retained those Interests since that time) who does not elect to receive the Common Shares or a Note in connection with the Merger (except for a small amount of ordinary income that might be recognized by the Limited Partners in Atlanta Marquis, Desert Springs, MHP and PHLP resulting from the sale of certain personal property by each such Partnership). If you are not an "original" Limited Partner, you need to review with your tax advisor the specific tax consequences to you of the Merger.

     If you retain your OP Units following the Merger, there are a variety of future events and transactions that could cause you to recognize part or all of the taxable gain deferred at the time of the Merger. These events could include, for example, your exercise of your Unit Redemption Right, a sale by the Operating Partnership of one or more of the Hotels owned by your Partnership, or a repayment or other reduction of part or all of the nonrecourse debt secured by the Hotels owned by your Partnership.

     . If you elect to receive either Common Shares or a Note in connection with the Merger, you will be considered to have made a taxable disposition of your OP Units and will recognize taxable gain equal to the sum of the fair market value of the Common Shares received (or the principal amount of the Note), plus your "share" of the Operating Partnership's liabilities (as determined for federal income tax purposes), less your adjusted basis in your Partnership Interest.

     . If you elect to receive Common Shares, the gain likely would be recognized at the time your right to receive Common Shares becomes fixed (which would be January 22, 1999, if the Mergers occur on December 30, 1998).

     . If you elect to receive a Note, the taxable disposition likely would be deemed to occur when the Mergers are completed (which currently is expected to be December 30, 1998), but you may be able to elect to use the "installment method" to defer the recognition of at least a portion of the gain attributable to receipt of a Note.

     Any gain that you recognize if you elect to receive Common Shares or a Note in connection with the Mergers (or other income recognized as a result of the Mergers) can be offset by unused passive activity losses that you may have either from your investment in your Partnership or from other investments.

     The tables on pages ____ show for each Partnership the estimated gain to an "original" Limited Partner owning one Partnership Unit who purchased the Partnership Unit for cash if the Limited Partner elects to receive Common Shares or a Note in connection with the Mergers (together with the federal income tax that would be owed if such gain simply were to be multiplied by the maximum federal income tax rate applicable to gain of that type).

     The tables on pages __ show for each Partnership the estimated gain to an "original" Limited Partner owning one Partnership Unit purchased pursuant to the installment payment plan if the Limited Partner elects to receive Common Shares or a Note in connection with the Mergers (together with the federal income tax that would be owed if such gain simply were to be multiplied by the maximum federal income tax rate applicable to gain of that type).

     The table on page __ shows for each Partnership, on a per Partnership Unit basis, the estimated unused passive activity loss carryforwards that an "original" Limited Partner would have as of December 31, 1998.

     The information in these tables is derived from the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences -- Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences -- Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger -- Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences -- Assumptions Used in Determining Tax Consequences of the Merger." It is essential that you review the information in these sections of the applicable Supplement and the assumptions set forth (or referenced) therein in conjunction with the tables on the following pages.

     THE SPECIFIC TAX ATTRIBUTES OF A PARTICULAR LIMITED PARTNER COULD HAVE A MATERIAL IMPACT ON THE TAX CONSEQUENCES OF THE MERGER, AND THE SUBSEQUENT OWNERSHIP AND DISPOSITION OF YOUR OP UNITS, COMMON SHARES OR NOTES. THEREFORE, IT IS ESSENTIAL THAT YOU CONSULT WITH YOUR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO YOUR PERSONAL TAX SITUATION

(PARTICULARLY IN CONNECTION WITH A DECISION WHETHER OR NOT TO ELECT TO RECEIVE COMMON SHARES OR A NOTE IN CONNECTION WITH THE MERGERS), AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

Estimate (on a per Partnership Unit basis) of Taxable Gain Recognized By an "Original" Limited Partner Who Paid Cash for His Partnership Unit and Who Elects to Receive Common Shares or a Note in Connection with the Mergers.

                             Common Share Election              Note Election
                        ------------------------------   -----------------------------
                                Federal    Estimated             Federal    Estimated
                          Gain  Tax Rate  Federal Tax    Gain    Tax Rate  Federal Tax
                          ----  --------  -----------    ----    --------  -----------
Atlanta Marquis
Capital Gain             57,478   20.0%      11,496      48,393    20.0%       9,679
(S) 1250 Gain           137,463   25.0%      34,366     137,463    25.0%      34,366
(S) 1245 Gain             4,131   39.6%       1,636       4,131    39.6%       1,636
Total                   199,072              47,497     189,987               45,680

Chicago Suites
Capital Gain                 75   20.0%          15           0    20.0%           0
(S) 1250 Gain            10,176   25.0%       2,544       8,585    25.0%       2,146
(S) 1245 Gain               887   39.6%         351         887    39.6%         351
Total                    11,138               2,910       9,472                2,498

Desert Springs
Capital Gain             27,478   20.0%       5,496      19,302    20.0%       3,860
(S) 1250 Gain            19,008   25.0%       4,752      19,008    25.0%       4,752
(S) 1245 Gain             1,252   39.6%         496       1,252    39.6%         496
Total                    47,738              10,743      39,562                9,108

Hanover
Capital Gain             34,934   20.0%       6,987      10,294    20.0%       2,059
(S) 1250 Gain            14,352   25.0%       3,588      14,352    25.0%       3,588
(S) 1245 Gain             1,036   39.6%         410       1,036    39.6%         410
Total                    50,322              10,985      25,682                6,057

To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences -- Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences -- Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger -- Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences -- Assumptions Used in Determining Tax Consequences of the Merger."

Estimate (on a per Partnership Unit basis) of Taxable Gain Recognized By an "Original" Limited Partner Who Paid Cash for His Partnership Unit and Who Elects to Receive Common Shares or a Note in Connection with the Mergers.

                             Common Share Election              Note Election
                        ------------------------------   -----------------------------
                                Federal    Estimated             Federal    Estimated
                         Gain   Tax Rate  Federal Tax     Gain   Tax Rate  Federal Tax
                         ----   --------  -----------     ----   --------  -----------
MDAH [1]
Capital Gain            24,073    20.0%       4,815      13,200    20.0%       2,640
(S) 1250 Gain           32,941    25.0%       8,235      32,941    25.0%       8,235
(S) 1245 Gain            6,352    39.6%       2,515       6,352    39.6%       2,515
Total                   63,366               15,565      52,493               13,391

MHP
Capital Gain            66,487    20.0%      13,297      49,674    20.0%       9,935
(S) 1250 Gain          133,537    25.0%      33,384     133,537    25.0%      33,384
(S) 1245 Gain           10,808    39.6%       4,280      10,808    39.6%       4,280
Total                  210,832               50,962     194,019               47,599

MHP 2
Capital Gain           104,750    20.0%      20,950      72,556    20.0%      14,511
(S) 1250 Gain           70,652    25.0%      17,663      70,652    25.0%      17,663
(S) 1245 Gain            3,269    39.6%       1,295       3,269    39.6%       1,295
Total                  178,671               39,908     146,477               33,469

PHLP
Capital Gain                 0    20.0%           0           0    20.0%           0
(S) 1250 Gain           52,287    25.0%      13,072      51,279    25.0%      12,820
(S) 1245 Gain            3,605    39.6%       1,428       3,605    39.6%       1,428
Total                   55,892               14,499      54,884               14,247

-----------

[1] If the Limited Partner elected to reduce his basis in his MDAH Partnership Unit in lieu of recognizing cancellation of debt income in 1993 then the estimated total tax would be $16,493 or $14,318 for Limited Partners who elect to receive Common Shares or a Note, respectively.

To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences -- Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences -- Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger -- Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences -- Assumptions Used in Determining Tax Consequences of the Merger."

Estimate (on a per Partnership Unit basis) of Taxable Gain Recognized By an "Original" Limited Partner Who Purchased His Partnership Unit on the
Installment Plan and Who Elects to Receive Common Shares or a Note in Connection with the Mergers.



                             Common Share Election              Note Election
                        ------------------------------   -----------------------------
                                Federal    Estimated             Federal    Estimated
                          Gain  Tax Rate  Federal Tax    Gain    Tax Rate  Federal Tax
                          ----  --------  -----------    ----    --------  -----------
Desert Springs
Capital Gain             27,277   20.0%       5,455     19,101     20.0%       3,820
(S) 1250 Gain            19,008   25.0%       4,752     19,008     25.0%       4,752
(S) 1245 Gain             1,252   39.6%         496      1,252     39.6%         496
Total                    47,537              10,703     39,361                 9,068

Hanover
Capital Gain             24,640   20.0%       4,928          0     20.0%           0
(S) 1250 Gain            12,246   25.0%       3,062     12,246     25.0%       3,062
(S) 1245 Gain             1,036   39.6%         410      1,036     39.6%         410
Total                    37,922               8,400     13,282                 3,472

MDAH [2]
Capital Gain             25,022   20.0%       5,004     14,149     20.0%       2,830
(S) 1250 Gain            32,941   25.0%       8,235     32,941     25.0%       8,235
(S) 1245 Gain             6,352   39.6%       2,515      6,352     39.6%       2,515
Total                    64,315              15,755     53,442                13,580

MHP
Capital Gain             66,487   20.0%      13,297     49,674     20.0%       9,935
(S) 1250 Gain           133,537   25.0%      33,384    133,537     25.0%      33,384
(S) 1245 Gain            10,808   39.6%       4,280     10,808     39.6%       4,280
Total                   210,832              50,962    194,019                47,599

To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences -- Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences -- Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger -- Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences -- Assumptions Used in Determining Tax Consequences of the Merger."

Estimate (on a per Partnership Unit basis) of Taxable Gain Recognized By an "Original" Limited Partner Who Purchased His Partnership Unit on the
Installment Plan and Who Elects to Receive Common Shares or a Note in Connection with the Mergers.


                             Common Share Election              Note Election
                        ------------------------------   -----------------------------
                                Federal    Estimated             Federal    Estimated
                          Gain  Tax Rate  Federal Tax    Gain    Tax Rate  Federal Tax
                          ----  --------  -----------    ----    --------  -----------
MHP 2
Capital Gain            103,840   20.0%     20,768       71,646    20.0%     14,329
(S) 1250 Gain            70,652   25.0%     17,663       70,652    25.0%     17,663
(S) 1245 Gain             3,269   39.6%      1,295        3,269    39.6%      1,295
Total                   177,761             39,726      145,567              33,287

--------------------

[2] If the Limited Partner elected to reduce his/her basis in his/her MDAH Partnership Unit in lieu of recognizing cancellation of debt income in 1993 then the estimated total tax would be $16,682 or $14,508 for Limited Partners who elect to receive Common Shares or a Note, respectively.

To be reviewed together with the information set forth in the Supplement to the Consent Solicitation for your Partnership under the caption "Federal Income Tax Consequences -- Tax Treatment of the [Your Partnership] Limited Partners Who Exercise Their Right to Make the Common Share Election or the Note Election" and "Federal Income Tax Consequences -- Tax Treatment of [Your Partnership] Limited Partners Who Hold OP Units Following the Merger -- Impact on Passive Activity Losses of an Investment in a Publicly Traded Partnership," and certain key assumptions that are described in the Supplement under the caption "Federal Income Tax Consequences -- Assumptions Used in Determining Tax Consequences of the Merger."

     If you purchased your Partnership Unit at the time of the original offering for your Partnership and the Partnership Unit has been your only investment in a passive activity, your estimated passive activity loss carryforward, per Partnership Unit, as of December 31, 1998, would be as follows:

                                                       Passive
                                                    Activity Loss
     Partnership                                     Carryforward
     -----------                                     ------------
                                                (per Partnership Unit)

Atlanta Marquis                                         $127,233

Chicago Suites                                            $4,384

Desert Springs                                            $9,179

Hanover                                                       $0

MDAH
     Partnership Unit acquired for cash                  $12,096

     Partnership Unit acquired for cash and              $28,656
     Limited Partner elected to reduce
     his basis in lieu of cancellation of
     debt income

     Partnership Unit acquired under the installment     $35,483
     plan

     Partnership Unit acquired under the installment     $40,635
     plan and Limited Partner elected to
     reduce his basis in lieu of cancellation of debt income

MHP                                                       $1,217

MHP 2                                                         $0

PHLP                                                          $0

7. Why doesn't the Partnership just sell the hotels to Host or another purchaser, instead of merging our Partnership into the Operating Partnership?

     A sale of the Partnership's assets would result in the liquidation and termination of each Partnership. A sale would result in each Limited Partner, as well as Host Marriott, recognizing a substantial tax gain, and receiving proceeds approximating the Liquidation Value, which in each case is significantly less than the Exchange Value.

8.   Why is Host converting to a REIT?

     Host believes that the REIT structure, as a more tax efficient structure, will provide improved operating results through changing economic conditions and all phases of the hotel economic cycle. In this regard, Host believes the REIT Conversion, which will reduce corporate-level taxes and the need to incur debt to reduce taxes through interest deductions, will improve its financial flexibility and allow it to continue to strengthen its balance sheet by reducing its overall debt to equity ratio over time. As a REIT, Host believes it will be able to compete more effectively with other public lodging real estate companies that already are organized as REITs. Host also believes that the REIT conversion will make performance comparisons with its peers more meaningful.

     By becoming a dividend paying company, Host believes its shareholder base will expand to include investors attracted by yield as well as asset quality.
In addition, the adoption of the UPREIT structure is expected to facilitate tax-deferred acquisitions of other quality hotel properties.

9. Why is the Operating Partnership leasing the Hotels to Crestline? What is Crestline? Will I receive any Crestline common stock?

     Under current federal income tax law, REITs are not permitted to derive revenues directly from the operation of hotels. Therefore, the Operating Partnership will lease its hotels to Crestline. Crestline currently is a wholly owned subsidiary of Host, but Crestline will become a separate public company when Host distributes the common stock of Crestline and other consideration to Host's existing shareholders and the Blackstone entities in connection with the REIT Conversion. This distribution will be done in connection with Host's required distribution of its accumulated earnings and profits in order to qualify as a REIT. Shares of Host REIT and Crestline will be separately traded securities, and the two companies will operate independently.

     The Limited Partners will not receive any Crestline common stock.. The pricing mechanism for the Mergers -- which is based upon the average closing price for Host REIT stock for the 20 trading days following the Mergers (all of which will be after the Crestline common stock has been distributed) -- is designed to ensure that your OP Units are fairly valued after giving effect to Host's distribution of the Crestline common stock to its shareholders.

10.  Describe an OP Unit.

     An OP Unit will constitute a limited partnership interest in the Operating Partnership. The OP Units are structured with the intent that they be economically equally equivalent to the Host REIT Common Shares. All holders of OP Units will be entitled to share in cash distributions from, and in the profits and losses of, the Operating Partnership. Thus, the cash distributions per OP Unit are expected to correspond to the cash distributions per share paid by Host REIT with respect to the Common Shares. Commencing one year after the Mergers, each holder of an OP Unit will have the right at any time to exchange your OP Units on a one-for-one basis for Host REIT Common Shares or the cash equivalent thereof (at the election of Host REIT).

11.  What will be the terms of the Note if I elect to receive a Note?

     The Notes will be direct, senior unsecured and unsubordinated obligations of the Operating Partnership. The Notes will mature on December 15, 2005, or approximately seven years following the Mergers. The Notes will bear interest at a fixed rate of interest equal to 6.56% per annum. Interest will be payable in arrears on each June 15 and December 15, commencing on June 15, 1999. The principal amount of the Notes with respect to each Partnership will be equal to the Liquidation Value, or if greater, 80% of the Exchange Value for your Partnership Interest. (See the Answer to Question __ for these amounts.) For a table showing the estimated principal amount of the Notes with respect to each Partnership, on a per Partnership Unit basis, see the Response to Question 1.

12. I currently own a very illiquid investment; will this change if I vote for the Merger?

     Your Partnership Units are relatively illiquid investments. Although there may be a limited resale market for your Partnership Units, the trading volume is thin and the recent average trading prices of the outstanding Partnership Units in each of the Partnerships are less than the estimated Exchange Value for the Partnership Units (except for Desert Springs). The Merger will offer you liquidity because you can elect to exchange OP Units received in the Merger for Common Shares in connection with the Mergers. In addition, if you elect to retain your OP Units following the Mergers, you will have the right at any time, commencing one year following the Mergers, to exchange your OP Units, on a one-for-one basis, for Host REIT Common Shares or the cash equivalent thereof, at the election of Host REIT.

13. Do all eight Partnerships need to vote "FOR" a Merger for the transaction involving my Partnership to be completed?

     No. Each Partnership votes individually on the transaction, and no Merger is conditioned upon the consummation of any other Merger.

14. On page ___ of the Consent Solicitation, Host estimates that the distribution per OP Unit during 1999 will be approximately $0.84 per OP Unit (assuming the Mergers occur in 1998). How much cash would a Limited Partner owning one Partnership Unit receive for 1999, and how does that compare with the distributions from my Partnership for 1997 and 1998?

     The Operating Partnership currently expects to make annual cash distributions of approximately $0.84 per OP Unit ($0.21 per quarter, payable in January, April, July and October of each year, except that the first distribution in 1999 is expected to be paid at the end of February if the REIT Conversion is completed in 1998). The actual amount of cash distributions that you would receive for 1999 if you were to retain the OP Units issued to you in the Mergers would depend upon the number of OP Units issued to your Partnership in the Merger with respect to your Partnership Interest. The Answer to Question 1 explains how that number will be determined.

     The following table sets forth for each Partnership, on a per Partnership Unit basis, the actual cash distributions made from operations during 1997 and the actual and expected distribution levels from operations during 1998, as well as three alternative expected distributions that would be made with respect to OP Units for 1999 if the Mergers and the REIT Conversion occur (assuming that the Merger occurs on December 30, 1998), computed assuming that the OP Units are valued for purposes of the Mergers at $9.50 (the minimum price), $15.50 (the maximum price), and $12.50 (the midpoint between the minimum price and the maximum price).

----------------------------------------------------------------------------------------------------
                                                      Estimated 1999 Distributions Following the
                                                                      Mergers (2)
                                                    ---------------------------------------------
                                       ACTUAL AND
                                      EXPECTED 1998
                         1997         DISTRIBUTIONS   AVERAGE SHARE   AVERAGE SHARE   AVERAGE SHARE
                     DISTRIBUTIONS         (1)         PRICE $9.50     PRICE $15.50    PRICE $12.50
----------------------------------------------------------------------------------------------------
ATLANTA MARQUIS             $0        $5,000 (3)         $4,017           $2,462        $3,053
CHICAGO SUITES              $0            $0              2,930            1,796         2,227
DESERT SPRINGS         $25,000 (4)    $2,500              3,615            2,215         2,747
HANOVER                     $0            $0             10,894            6,677         8,279
MDAH                    $3,453            $0              9,657            5,919         7,339
MHP                     $7,770       $16,000             12,474            7,645         9,480
MHP2                   $29,880       $21,564             20,985           12,862        15,949
PHLP                        $0            $0                446              273           339

---------------

(1) Represents actual cash distributions made through August 20, 1998 and expected cash to be distributed during the period from August 21, 1998 through December 31, 1998.
(2) Based upon preliminary estimated annual distributions during the twelve months ending December 31, 1999 of $0.84 per OP Unit. Limited Partners are cautioned that this amount may change, and the changes may be material.
     See "Distribution and Other Policies -- Distribution Policy," in the Consent Solicitation. Does not include amounts, if any, to be distributed by the Partnerships from third and fourth quarter 1998 operations which will be distributed by the Partnerships before June 1, 1999.
(3) Represents a distribution of $5,000 per Partnership Unit from excess funds that had been accumulated for refinancing costs.
(4)  Represents a return of capital of approximately $25,000 per Partnership
     Unit.

15.  If I have further questions, whom can I contact?

     As noted above, the General Partners encourage Limited Partners to consult with their own financial and tax advisors regarding this transaction. If you or your advisors have questions, please contact the following:

     For questions regarding the Merger transaction, contact the Information
Agent:
          XXXXX                                            1-800-xxx-xxxx


     To speak to a representative of the General Partner or Host Marriott Corporation, call

          XXX-xxx-xxxx